CUSIP No. 98154R 10 8	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

WORLD TROPHY OUTFITTERS, INC.
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

98154R 10 8
(CUSIP Number)

Xu Kecheng, CEO
World Trophy Outfitters, Inc.
Jingyi Road, Changxing Economic Development Zone
Changxing, Zhejiang Province, The People’s Republic of China
(0572-6267666)

Copy to:

Clayton E. Parker, Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
_________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on following page)

CUSIP No. 98154R 10 8	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON

Cheer Gold Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Samoa
	7	SOLE VOTING POWER

		32,900,000 shares of Common Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		32,900,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,900,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.8% of Common Stock
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 98154R 10 8	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON

Xu Kecheng(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

		32,900,000 shares of Common Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		32,900,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,900,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.8% of Common Stock
14	TYPE OF REPORTING PERSON

IN

(1) Xu Kecheng may be considered to beneficially own 32,900,000 shares by virtue of his one hundred percent (100%) ownership in and control of Wisejoin Group Limited, which owns and controls one hundred percent (100%) of Cheer Gold Development Limited, which directly beneficially owns 32,900,000 shares of Common Stock

CUSIP No. 98154R 10 8	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON

Wisejoin Group Limited (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		32,900,000 shares of Common Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		32,900,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,900,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.8% of Common Stock
14	TYPE OF REPORTING PERSON

CO

(1) Wisejoin Group Limited owns and controls one hundred percent (100%) of the Cheer Gold Development Limited, which directly beneficially owns 32,900,000 shares of Common Stock

CUSIP No. 98154R 10 8	Page 5 of 9 Pages

Item 1.	Security And Issuer

This statement (this “Statement”) relates to 32,900,000 shares of common stock (“Common Stock”), par value $0.001 per share, of World Trophy Outfitters, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at Jingyi Road, Changxing Economic Development Zone, Changxing, Zhejiang Province, The People’s Republic of China.

Item 2.	Identity And Background

(a) This Statement on Schedule 13d is filed by and on behalf of Cheer Gold Development Limited, a company organized under the laws of Samoa (“Cheer Gold”), Xu Kecheng, an individual residing in Changxing, Zhejiang Province, The People’s Republic of China, and Wisejoin Group Limited, a British Virgin Islands company (“Wisejoin”). Cheer Gold, Xu Kecheng and Wisejoin are each eferred to herein as a “Reporting Person”. Xu Kecheng owns and controls one hundred percent (100%) of Wisejoin, which owns and controls one hundred percent (100%) of Cheer Gold, which directly beneficially owns 32,900,000 shares of Common Stock.

(b)   (i) The address of Cheer Gold’s principal business and principal office is Level 5, Development Bank of Samoa Building, Beach Road, Apia, Samoa.
(ii) The address of Xu Kecheng is Jingyi Road, Changxing Economic Development Zone, Changxing, Zhejiang Province, People’s Republic of China.
(iii) The address of Wisejoin’s principal business and principal office is Level 5, Development Bank of Samoa Building, Beach Road, Apia, Samoa.

(c)    (i) Cheer Gold is an investment holding company.
(ii) Xu Kecheng’s present principal occupation is serving as President and Chief Executive Officer of the Issuer.
(iii) Wisejoin is an investment holding company.

(d)    During the last five (5) years:
(i) None of the executive officers, directors or persons controlling Cheer Gold have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(ii) Xu Kecheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(iii) None of the executive officers, directors or persons controlling Wisejoin have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five (5) years:
(i) None of the executive officers, directors or persons controlling Cheer Gold have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(ii) Xu Kecheng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(iii) None of the excutive officers, directors or persons controlling Wisejoin have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    (i) Cheer Gold is incorporated under the laws of Samoa.
(ii) Xu Kecheng is a citizen of The People’s Republic of China.
(iii) Wisejoin is incorporated under the laws of the British Virgin Islands.

Xu Kecheng and Wisejoin Group Limited may be considered to beneficially own 32,900,000 shares of Common Stock by virtue of Xu Kecheng’s one hundred percent (100%) ownership in Wisejoin Group Limited, which owns and controls one hundred percent (100%) of Cheer Gold Development Limited, which directly beneficially owns 32,900,000 shares of Common Stock. The Reporting Persons disclaim membership in a group, and this filing shall not constitute an acknowledgment that the Reporting Persons constitute a group.

CUSIP No. 98154R 10 8	Page 6 of 9 Pages

Item 3.	Source And Amount Of Funds Or Other Consideration

On November 12, 2008, the Issuer entered into a share exchange agreement (the “SXA”) with Fast More Limited, a Hong Kong investment holding company (“Fast More”), Cheer Gold and Floster Investment Limited, a company organized under the laws of Samoa (“Floster”, and together with Cheer Gold, the “Stockholders”). As a result of the transaction effected by the SXA, the Issuer acquired all of the issued and outstanding securities of Fast More from the Stockholders in exchange for Thirty-Five Million (35,000,000) newly-issued shares of Common Stock, of which Thirty-Two Million Nine Hundred Thousand (32,900,000) shares were issued to Cheer Gold and Two Million One Hundred Thousand (2,100,000) shares were issued to Floster. As of the closing date of the SXA, the Stockholders collectively beneficially own seventy percent (70%) of the voting capital stock of the Issuer, 65.8% of which is owned by Cheer Gold and 4.2% of which is owned by Floster.

Item 4.	Purpose Of Transaction

None of the Reporting Persons has a present intention to participate in any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer, (b) an extraordinary corporate action, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to those enumerated above.

Item 5.	Interest In Securities Of The Issuer

(a)-(b) Prior to acquiring the Shares, none of the Reporting Persons beneficially owned any outstanding securities of the Issuer. As a result of the SXA, Cheer Gold acquired 32,900,000 shares of Common Stock, which represents 65.8% of the issued and outstanding shares of Common Stock as of the date hereof. Xu Kecheng may be considered to beneficially own such 32,900,000 shares by virtue of his one hundred percent (100%) ownership in Wisejoin, which owns and controls one hundred percent (100%) of Cheer Gold which directly beneficially owns 32,900,000 shares of Common Stock

Cheer Gold has the sole power to vote and to dispose of 65.8% of the Common Stock. Wisejoin has the sole power to vote and to dispose of one hundred percent (100%) of the interests of Cheer Gold. Xu Kecheng has the sole power to vote and to dispose of one hundred percent (100%) of the interests of Wisejoin.

(c)	None of the Reporting Persons has effected, within the last sixty (60) days, any transactions involving the Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and loss or the giving or withholding of proxies.

CUSIP No. 98154R 10 8	Page 7 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement	Provided herewith

CUSIP No. 98154R 10 8	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008
REPORTING PERSONS:

CHEER GOLD DEVELOPMENT LIMITED

BY:	/s/ Xu Kecheng
Name:	Xu Kecheng
Title:	Director

WISEJOIN GROUP LIMITED

BY:	/s/ Xu Kecheng
Name:	Xu Kecheng
Its:	Director

BY:	/s/ Xu Kecheng
XU KECHENG

CUSIP No. 98154R 10 8	Page 9 of 9 Pages

Exhibit 1

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(l) of the Securities and Exchange Act of 1934, as amended, with respect to 32,900,000 shares of Common Stock of World Trophy Outfitters, Inc acquired on November 12, 2008 directly by Cheer Gold Development Limited. The undersigned further agrees and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is accurate.

Date: December 1, 2008

CHEER GOLD DEVELOPMENT LIMITED

BY:	/s/ Xu Kecheng
Name:	Xu Kecheng
Title:	Director

WISEJOIN GROUP LIMITED

BY:	/s/ Xu Kecheng
Name:	Xu Kecheng
Its:	Director

BY:	/s/ Xu Kecheng
XU KECHENG